July 3, 2006

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People's Republic of China

RE: Winner Medical Group Inc.
Amendment to Registration Statement on Form SB-2
File Number: 333-130473
Filed: June 21, 2006

Dear Mr. Li:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II
Item 26 Recent Sales of Unregistered Securities

1. We note that you issued 40,800 shares of your common stock to your employees. Please disclose the information required by Item 701 of Regulation S-B.

<u>Item 28 Undertakings</u>

2. Please include the undertakings required by Items 512(a)(4) and 512(g) of
    Regulation S-B.

<u>Closing Statements</u>

As appropriate, please amend your registration statement in response to these
comments. Provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 or Terence O'Brien at (202)
551-3355 if you have questions regarding comments on the financial statements and
related matters. Please contact H. Yuna Peng at (202) 551-3391 or Don Rinehart, who
supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Louis A. Bevilacqua, Esq.
        Fax (202) 654-1804

        James Groh
        Heritage Management Consultants, Inc.
        301 Central Avenue, #381
        Hilton Head Island, SC 29926